SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE § 240.13d-2

(Amendment No.  )

Central Federal Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15346Q103

(CUSIP Number)

April 14, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)
______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 15346Q103	Page 2 of 5 Pages

1	name of reporting person MacNealy Hoover Investment Management Inc.
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Ohio
number of shares beneficially owned by each reporting person with	5	sole voting power 0
	6	shared voting power 454,605
	7	sole dispositive power 0
	8	shared dispositive power 454,605
9	aggregate amount beneficially owned by each reporting person 454,605
10	check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	percent of class represented by amount in row 9 11.0%
12	type of reporting person (see instructions) IA

CUSIP No. 15346Q103	Page 3 of 5 Pages

Item 1(a).       Name of Issuer:

Central Federal Corporation (the “Company”)

Item 1(b).       Address of Issuer’s Principal Executive Offices:

2923 Smith Road
Fairlawn, Ohio 44333

Item 2(a).       Name of Person Filing:

MacNealy Hoover Investment Management Inc. (“MacNealy Hoover”)

Item 2(b).       Address of Principal Business Office or, if None, Residence:

200 Market Avenue North, Suite 200
Canton, Ohio 44702

Item 2(c).       Citizenship:

MacNealy Hoover is an Ohio corporation

Item 2(d).       Title of Class of Securities:

The Company’s common stock, without par value (the “Shares”)

Item 2(e).       CUSIP Number:

15346Q103

Item 3.           If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing as a:

Investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E)

Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 454,605 Shares

(b)	Percent of class: 11.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 454,605 Shares

(iii)	Sole power to dispose or to direct the disposition of: 0

CUSIP No. 15346Q103	Page 4 of 5 Pages

(iv)	Shared power to dispose or to direct the disposition of: 454,605 Shares

Item 5.           Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.           Identification and Classification of Members of the Group.

Not applicable

Item 9.           Notice of Dissolution of Group.

On December 17, 2009, MacNealy Hoover, Harry C.C. MacNealy and Charles H. Hoover (together, the “Filing Persons”) filed a Schedule 13D relating to the Company. MacNealy Hoover is a registered investment advisor providing investment management services to individuals, pension and profit sharing plans, trusts, estates, charitable organizations and other business entities. Mr. MacNealy is the chief executive and compliance officer of MacNealy Hoover. Mr. Hoover is the president of MacNealy Hoover. The Shares reported above as beneficially owned by MacNealy Hoover include: 45,000 Shares owned by Mr. MacNealy in his retirement account; 40,000 Shares owned by Mr. MacNealy in his trust; and 4,000 Shares owned by Mr. Hoover in his retirement account.

In the December 13D, the Filing Persons indicated that they intended to engage in discussions with the board of directors of the Company, as well as other stockholders, about strategic ways to enhance stockholder value. Since then, MacNealy Hoover has gained confidence that the Company’s board of directors and executive officers will take the steps necessary to increase stockholder value without the involvement of MacNealy Hoover. As a result, the Filing Persons no longer seek to influence management of the Company and have elected to convert their 13D filing to this Schedule 13G filing. In addition, MacNealy Hoover has obtained the permission of the Office of Thrift Supervision to acquire up to 24.9% of the outstanding Shares of the Company and has purchased the Shares listed on attached Exhibit A during the last sixty days.

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MacNealy Hoover Investment Management Inc.

Date: April 19, 2011	/s/ Harry C.C. MacNealy
By Harry C.C. MacNealy
Chief Executive and Compliance Officer

Exhibit A
MacNealy Hoover purchased the following Shares of the Company during the last 60 days:

Date	Action	Number of Shares	Price	Total

2/14/2011	Buy	8,028	$1.50	$12,042

2/15/2011	Buy	1,972	$1.56	$3,076.32

2/22/2011	Buy	1,100	$1.37	$1,507

3/8/2011	Buy	900	$1.60	$1,440

3/10/2011	Buy	4,000	$1.54	$6,160

3/14/2011	Buy	500	$1.41	$705

3/22/2011	Buy	4,300	$1.43	$6,149

3/23/2011	Buy	2,000	$1.41	$2,820

3/25/2011	Buy	1,450	$1.26	$1,827

3/28/2011	Buy	12,000	$1.25	$15,000

4/13/2011	Buy	3,000	$1.19	$3,570

4/14/2011	Buy	9,000	$1.22	$10,980

	TOTAL:	48,250	TOTAL:	$65,276.32